UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-63768

MeriStar Hospitality Operating Partnership, L.P.

(Exact name of registrant as specified in its charter)

c/o Blackstone Real Estate Partners V L.P.

345 Park Avenue, New York, NY 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9% Senior Notes due 2008

9 1/8% Senior Notes due 2011

10 1/2% Senior Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
9% Senior Notes due 2008	9
9 1/8% Senior Notes due 2011	14
10 1/2% Senior Notes due 2009	0

Pursuant to the requirements of the Securities Exchange Act of 1934, MeriStar Hospitality Operating Partnership, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

Date: May 2, 2006	By:	/s/ Kenneth A. Caplan
	Name:	Kenneth A. Caplan
	Title:	Managing Director and Vice President